U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                          FORM 10-SB - Amendment No. 1



                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
                          Under Section 12(b) or (g) of
                       The Securities Exchange Act of 1934


                          LIONS GATE INVESTMENT LIMITED
             (exact name of registrant as specified in its charter)


                                     NEVADA
         (State or other jurisdiction of incorporation or organization)


                                   98-0222710
                     (I.R.S. Employer Identification Number)


          2271 Flanders Avenue, S.W., Calgary, Alberta, T2T 5K9 Canada
                    (Address of principal executive offices)


                            Telephone: (403)606-7696
                           (Issuer's telephone number)


       Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, Par Value $0.0001 Per Share
                                (Title of Class)

                                TABLE OF CONTENTS



PART I....................................................................................................................3
Item 1.  Description of Business..........................................................................................3
   Business Development...................................................................................................3
   Description of our Business............................................................................................3
Item 2.  Plan of Operation................................................................................................6
   Development Plan for Growth of our Oil and Gas Business................................................................6
Item 3.  Description of Property..........................................................................................8
   Office Premises........................................................................................................8
   Oil and Gas Properties.................................................................................................8
Item 4.  Security Ownership of Certain Beneficial Owners and Management...................................................9
Item 5.  Directors and Executive Officer, Promoters and Control Persons...................................................9
Item 6.  Executive Compensation..........................................................................................10
Item 7.  Certain Relationships and Related Transactions..................................................................11
Item 8.  Description of Securities.......................................................................................11
PART II..................................................................................................................11
Item 1.  Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.................12
Item 2.  Legal Proceedings...............................................................................................13
Item 3.  Changes in and Disagreements with Accountants...................................................................13
Item 4.  Recent Sales of Unregistered Securities.........................................................................13
Item 5.  Indemnification of Directors and Officers.......................................................................14
PART - FINANCIAL STATEMENTS..............................................................................................15
PART III.................................................................................................................25
Item 1.  Index to Exhibits...............................................................................................25
SIGNATURES...............................................................................................................25



                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS
--------------------------------

Business Development
--------------------

We were incorporated on October 29, 1999 under the laws of the State of Nevada to engage in any lawful corporate purpose. On February 14, 2001, we entered into a royalty assignment agreement with Mr. N. Desmond Smith of Calgary, Alberta to acquire a 2% overriding royalty on certain petroleum producing lands in the Province of Alberta, Canada. The property is known as Edgerton "27" and is located at Township 42, Range 3 West 4 Meridian, Section 27. The royalty was granted to Mr. Smith by Harbour Petroleum Company Limited. Revenue from this royalty interest and cash on hand of approximately US$50,000 will permit us to undertake an initial exploration program in the Wainwright area of the Province of Alberta. This royalty acquisition is the first material business which we have undertaken. We are an oil and gas exploration company and seek to expand our portfolio of oil and gas exploration properties in western Canada and the western United States.

We have not been involved in any bankruptcy, receivership or similar proceedings.

Description of our Business
---------------------------

(I)      OUR PRINCIPAL PRODUCTS AND SERVICES


We are a junior oil and gas exploration company. The acquisition of our royalty interest on February 14, 2001 constituted the start up of our operations. We have a 2% overriding royalty on certain petroleum producing lands in the Province of Alberta, Canada known as Edgerton "27" and located at Township 42, Range 3 West 4 Meridian, Section 27. We acquired our royalty in an arm's length negotiation with Mr. N. Desmond Smith of Calgary, Alberta in consideration for 100,000 of our common shares at a deemed price of $0.50 per share. Following our acquisition of the royalty, we offered Mr. Smith the position of President of our company. Mr. Smith will be overseeing our initial exploration in the Wainwright area and has been given the task of assembling our portfolio of oil and gas exploration properties in western Canada and the western United States.

Since acquiring our royalty interest, we have obtained a comprehensive library of geophysical data in the area of our initial property. This geophysical data library is comprised of data which has been acquired by third parties and which is available for purchase through seismic data brokers. We currently have funds available to acquire geophysical seismic data in the area of our royalty interests. The geophysical seismic data which we obtain will be examined by management for anomalous characteristics. This purchase of geophysical seismic data and evaluation by management constitutes our phase one exploration program in the Wainwright, Alberta area. In the event anomalous characteristics are identified by management on the geophysical data which is examined, we will conduct a limited geophysical exploration program of approximately 10 kilometers either exclusively or with a joint venture partner. This will constitute our phase two exploration program in our area of interest. We currently have funds on hand to finance this second phase of exploration.


(II)     COMPETITIVE BUSINESS CONDITIONS AND OUR POSITION IN OUR INDUSTRY


Vast areas of Western Canada and the U.S. have been explored with geophysics and in some cases leased through oil and gas exploration programs. The costs of obtaining geophysical data over areas which can be further explored or leased are relatively modest. Additionally, in many more prospective areas, extensive literature is readily available with respect to previous exploration and development activities. These facts make it possible for a junior oil and gas exploration company with experienced management such as ours to be very competitive with other similar companies. In effect, we are also competitive with senior companies who are doing grass roots exploration.

In the event our initial geophysical data audit and geophysical acquisition program uncovers prospective hydrocarbon indicators, we will seek the interest of better financed industry partners to assist on a joint venture basis in more extensive exploration. We are at a competitive disadvantage compared to established oil and gas exploration companies when it comes to being able to complete extensive exploration programs on leases which we may hold in the future. If we are unable to raise capital to pay for extensive exploration, we will be required to enter into joint ventures with industry partners which will result in our interests being substantially diluted.

Numerous geophysical data brokers operate within the oil and gas industry. These brokers purchase or acquire through their own efforts, geophysical data over areas which are known or thought to host hydrocarbon deposits. These brokers profit by selling the same data to as many oil and gas companies as possible. Although many companies may review the same set of geophysical data, only one may decide that a prospect is worth further exploration. In this event, the exploration company may purchase the data outright from the broker or may arrange to acquire the data by offering an interest in the prospect to the data broker. Seismic data and oil and gas leases are also available at regular monthly auctions held by the Provinces of Saskatchewan and Alberta at which government land is offered to oil and gas company bidders. These auctions involve new land as well as land which has been previously leased.

We are a small start up exploration company with limited financial resources. We are competing against many similar and many more advanced companies who are also seeking to obtain seismic data and lease information in Western Canada.

However, our phase one and phase two exploration programs in our area of interest involve little competition. We are acquiring data that is available for sale to the oil and gas industry at large. In the event we identify a drilling prospect in the future, we may compete against other companies to negotiate favourable drilling terms with the owner of petroleum and natural gas rights. Alternatively, we may be competing with other companies to secure petroleum and natural gas rights through a public government run auction. It is standard practice in the oil and gas industry for small companies to improve their competitive position by joint venturing with other similar companies to reduce the risk of failure and to pool resources.


As long as management of our company remains committed to building a portfolio of petroleum and natural gas properties principally through their own efforts, we will be able to continue operating on modest cash reserves for an extended period of time.

(III)    SOURCES AND AVAILABILITY OF RAW MATERIALS


Our management team seeks to assemble a portfolio of petroleum and natural gas exploration properties in western Canada and the United States. Our company's current area of interest is located in the center of the Western Canadian sedimentary basin proximate to producing oil and gas fields. All lands surrounding our area of interest are currently subject to petroleum and natural gas leases. We are currently reviewing geophysical data in this area with a view to identifying exploration prospects. We will then approach lease holders in the area to negotiate terms under which we can conduct further exploration. There is an extensive supply of potential exploration properties in Western Canada and the United States.

Our President, Mr. N. Desmond Smith, has experience in the examination of geophysical seismic data and in the negotiation of petroleum and natural gas leases and rights. Mr. Smith has past success and experience in financing the acquisition and exploitation of petroleum and natural gas rights through Canadian Federal Oil and Gas Tax Credit Programs. These programs result in tax credits being available to reduce taxable income of investors and result in an effective discount to the price being paid for an exploration company's shares. Mr. Smith will also use industry contacts to attract private investors and suitable partners to joint venture on our proposed phase two exploration program if warranted.

(VI)     REQUIREMENT FOR GOVERNMENT APPROVAL

No government approvals or permits are required for our proposed first exploration phase which is a geophysical data audit in our area of interest. In the event management elects to proceed with a second exploration phase which would be a geophysical data acquisition program, we would be required to obtain standard inexpensive permits for this activity from the Province of Alberta. In the event petroleum and natural gas rights or leases which we own or which we acquire in the future prove to host viable hydrocarbon reserves, we would be required to apply for government approvals in order to commence production. All costs to obtain the necessary government approvals would be factored into technical and viability studies in advance of a decision being made to proceed with development of hydrocarbon reserves.

The exploration, development and production of petroleum and natural gas is a highly regulated industry worldwide. Our company and all other industry participants must conform to various codes of conduct and operations in each State and/or Province in which operations are conducted. Each State and Province control their own natural resources and have an enacted legislation to administer the efficient and environmentally sound production of these resources. We are unaware of any proposed or probable government regulations in Canada or the United States which would have a negative impact on the oil and gas industry. We propose to adhere strictly to the regulatory framework which governs oil and gas operations in the United States and Canada.


(IV)     COSTS AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS


Our planned phase one geophysical data audit does not require compliance with environmental laws. Our proposed phase two geophysical acquisition program will require compliance with an operations code in the Province of Alberta which incorporates environmental safeguards. In the event we proceed with our proposed phase two exploration program, it will be contracted to third parties who will bear the responsibility and cost of environmental compliance. In the event that property which we may lease in the future hosts viable hydrocarbon deposits, the costs and affects of compliance with environmental laws will be incorporated in the exploration plan for these properties. These exploration plans will be prepared by qualified petroleum engineers. The cost of compliance with environmental laws in Canada and the United States will be borne by third party contractors who will be insured against the risks of environmental damage as is standard in the oil and gas industry.


(V)      OUR EXPENDITURES DURING THE LAST TWO FISCAL YEARS
         ON RESEARCH AND DEVELOPMENT ACTIVITIES

We have not expended any funds on research and development activities.


 (VI)    OUR FULL TIME AND PART TIME EMPLOYEES


We currently have one part time employee, namely Mr. N. Desmond Smith, our President, C.F.O. and Secretary.

ITEM 2.  PLAN OF OPERATION
--------------------------

In February, 2001, we issued 100,000 shares at $0.50 per share under Regulation S to raise proceeds of $50,000. We will receive approximately $10,000 per year in royalty payments from our interest in Edgerton "27". This financing and our cash flow is sufficient to satisfy our cash requirements for the next 12 months assuming that our activities are limited to a two phase exploration program in the vicinity of our current royalty interest. Management of the Company will continue to actively seek new investors to increase our cash reserves which will permit management to seek additional oil and gas exploration properties.

We do not expect any significant changes in the number of our employees. Presently, we are fortunate to have the services of an experienced President given our limited financial resources. Our current management team will satisfy our requirements for the foreseeable future.

We expect to acquire as many petroleum and natural gas rights as possible over the next 12 months given our limited financial resources. Where possible, we will issue common shares in payment of new petroleum and natural gas rights or options to acquire oil and gas properties to preserve our cash reserves.

Development Plan for Growth of our Oil and Gas Business
-------------------------------------------------------

Geophysical Data Audit
----------------------


We commenced the initial stage of our business plan in June, 2001. We are examining suitable trade geophysical data available in the immediate vicinity of our current royalty interest. Our examination of trade data brokers' inventory will determine the geographic location, age and parameters of existing data with a view to acquiring and re-processing suitable data. The study is anticipated to take approximately 60 days and acquisition and processing will take an additional 30 days. The activity of data acquisition involves our company reviewing currently available seismic data for quality and technical merit and purchasing that geophysical data in the geographic area of our proposed activity. This data is recorded digitally and can be manipulated through the application of various filters and processes which clarify the data from extraneous seismic noise. This constitutes reprocessing seismic data. This activity is conducted by geophysicists with specialized training.


The estimated costs of this initial program in Canadian dollars are:


         Data Acquisition - 20 kilometers (12.5 miles) @ $400 per kilometer:               $8,000
         Re-processing - @ $300 per kilometer:                                             $6,000
         Consultant - Identification and monitoring reprocessing
           @ $500 per day for 10 days:                                                   $  5,000
                                                                                         --------
         Total:                                                                           $19,000

Geophysical Acquisition Programme
---------------------------------


The initial geophysical audit programme will identify selected areas that require specific data acquisition to define drilling targets. The programme may be structured as a geophysical farm-in with a drilling option or we may elect to acquire the data on open Crown Lands. In the first case we will contract with property owners or the owners of hydrocarbon rights to allow us to acquire data in exchange for an option to drill on the subject lands if our geophysical data defines a prospective drilling target. In the second case, we would acquire the proprietary data with a view to requesting the Province of Alberta to post the lands for public auction. In either case we would secure the optimum drilling locations. If our company pursues a geophysical farm-in, it means that we have negotiated the rights to petroleum and natural gas lands by acquiring geophysical data over lands currently owned by a third party. The negotiations involve offering the third party the acquired geophysical data at no cost in return for the exclusive right to drill a well on the petroleum and natural gas lands in order to earn a portion of the petroleum and natural gas rights. If petroleum and natural gas rights over certain lands have not been leased by the government to oil and gas companies, those lands are considered to be open lands. In this case, there are no parties to negotiate farm-ins with as the petroleum and natural gas rights over open lands are available only through government run auctions.

Management of the Company is working on our phase one exploration program having acquired a library of available geophysical data in our area of interest. Management expects to identify which data it will acquire and re-process before the fall of 2001.


The estimated costs of a geophysical exploration programme in Canadian dollars are:

         Permitting and Right of Way @ $1500 per kilometer
           -10 kilometers:                                              $15,000
         Acquisition @ $2000 per kilometer:                             $20,000
         Processing and Interpretation:                                 $ 7,000
                                                                        -------
         Total:                                                         $42,000

Drilling Option
---------------

We currently do not have the funds necessary to pursue a drilling program following our first two phases. However, in the event drill targets are identified and we are able to raise funding independently or through industry partners, we would consider the following options.

We would use our geophysical audit and acquisition data as an enticement to lessors of mineral rights to trade our data for the right to drill an earning well on the petroleum and natural gas rights at no additional cost to the lessor. We would seek to recover our drilling cost from the sale of the first hydrocarbons and after recovery of these costs share in future development and profits at the negotiated rates.

Alternatively, should our geophysical acquisition delineate a drilling target on open Crown lands, we would place a bid to acquire a lease to the lands at a regulated open auction. Current land prices vary from $400 to $1500 dollars per acre and the size of the offered lands could be as high as 640 acres. In this scenario the Company would not share the interest in the mineral rights with third parties.

Drilling option scenario costs in Canadian dollars are:

         Drilling one well to a depth of 750 metres:                    $250,000
                                                                        --------
         Total:                                                         $250,000

Land acquisition scenario costs in Canadian dollars are:

         Acquiring 640 acres @ $1000 per acre:                          $640,000
         Drilling costs per well @ eight wells:                       $2,000,000
                                                                      ----------
         Total:                                                       $2,640,000

ITEM 3.  DESCRIPTION OF PROPERTY
--------------------------------

Office Premises
---------------

We operate from our offices at 2271 Flanders Avenue, S.W., Calgary, Alberta, T2T 5K9, Canada. Space is provided to us on a rent free basis by Mr. Smith, a director of the Company. We are not a party to any lease. It is anticipated that this arrangement will remain until we are able to generate revenue from operations and require additional office space for new employees. Management believes that this space will meet our needs for the foreseeable future.

Oil and Gas Properties
----------------------

Our 2% gross overriding royalty burdens the petroleum and natural gas lands described as Section 27, Township 42, Range 3, West 4 Meridian in the Province of Alberta, Canada. There are currently 10 wells situated on the property of which five are producing oil wells and one is a formation water disposal well. Harbour Petroleum Company Limited initially drilled the wells and operatorship has been transferred to Talisman Energy Inc.

The property is located approximately 120 miles east of Edmonton, Alberta. The property has been on continuous production since 1994. In 1994, Talisman Energy Inc. became the operator and placed the five producing wells on stream. The wells cumulatively produce approximately 40 barrels of oil per day generating approximately CDN$850 per month as our royalty. The producing wells are identified as:

         Harbour Talisman Chauvs 10-27-42-3W4M
         Harbour Talisman Chauvs 11-27-42-3W4M

         Harbour Talisman Chauvs 14b-27-42-3W4M
         Harbour Talisman Chauvs 14d-27-42-3W4M
         Harbour Talisman Chauvs 15-27-42-3W4M

Geology in the area of our royalty interest
-------------------------------------------

The Sparky Formation is a shallow water deltaic to offshore bar sequence of clastic sediments deposited into a regressive Lower Cretaceous Boreal sea. The Formation is one of seven distinct units of the Upper Mannville group that constitutes regressive and transgressive marine incursions into the mid continent from the northern Boreal sea of the Cretaceous Age. The source of sediments for the Sparky Formation is the Canadian Shield and the Western Cordillera. The Sparky is underlain by the coal sequence of the general petroleum formation and capped by the sparky coal unit.

In the area of our royalty interest the Sparky is 20-30 metres (65-100 feet) in thickness with reservoir net pay approaching 10 metres (35 feet). The oil is deemed to be heavy with an API ranging from 20 to 26 degrees. The main reservoir is a well-sorted quartzose siltstone/sandstone unit.

Hydrocarbons are entrapped by stratigraphic limitations pinching out to the structurally up dip (north east) direction. Occasionally the reservoir sands are truncated by post depositional channel cuts of the next sequence of continental transgression into the seaway.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
-----------------------------------------------------------------------

The table below lists the beneficial ownership of our voting securities by each person known by us to be the beneficial owner of more than 5% of our securities, as well as the securities beneficially owned by all our directors and officers. Unless specifically indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.



                         NAME AND ADDRESS                  AMOUNT AND NATURE            PERCENT
TITLE OF CLASS           OF BENEFICIAL OWNER               OF BENEFICIAL OWNER          OF CLASS
--------------           -------------------               -------------------          --------
Common                   Keith Ebert                       2,500,000 shares             51.02%
                         Director                          Direct Ownership
                         Suite 2901
                         1201 Marinaside Crescent
                         Vancouver, B.C.
                         V6Z 2V2

Common                   N. Desmond Smith                  100,000 shares               2%
                         President, C.F.O. Secretary and   Direct Ownership
                         Director
                         2271 Flanders Ave. S.W.
                         Calgary, Alberta
                         T2T 5K9

Common                   Management as a                   2,600,000 shares             53%
                         Group including both executive    Direct Ownership
                         officers and directors



The balance of our outstanding common stock is held by 45 persons.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICER, PROMOTERS AND CONTROL PERSONS
-----------------------------------------------------------------------

Our directors and officers are as follows:

NAME                            AGE             POSITION
----                            ---             --------

Keith Ebert                     35              Director
N. Desmond Smith                46              President, C.F.O. and Secretary

Our officers and director will serve until the next annual meeting of the shareholders or until his death, resignation, retirement, removal, or disqualification, or until his successors have been elected. Vacancies in the existing Board of Directors are filled by majority vote of the remaining directors. Our officer serves at the will of the Board of Directors. There are no family relationships between any executive officer or director.

Resumes
-------

N. Desmond Smith was appointed to his positions on March 23, 2001. Mr. Smith devotes his time to our company on an as needed basis which he expects to be approximately 20 hours per month initially. Mr. Smith is a professional geologist, B.Sc. (Honors) Geology, University of British Columbia, 1975. Mr. Smith has 26 years experience in oil and gas exploration development including positions as geologist with Hudson Bay Oil and Gas Company Limited and Canada City Services Ltd. Mr. Smith was also a senior geologist with Harbour Petroleum Company Limited. In 1981, Mr. Smith co-founded Tai Resources Ltd. for which he acted as director and president until 1994. Under Mr. Smith's direction, Tai Energy completed equity financings totaling approximately $12 million and increased its portfolio of petroleum and natural gas assets to a point which qualified the company for a listing on the Toronto Stock Exchange in 1993. Tai Energy was the subject of a friendly takeover bid by Maxx Petroleum in 1994. Following the takeover, Mr. Smith accepted a consulting position as chief operating officer of Commonwealth Oil & Gas Company Limited. Mr. Smith remained with Commonwealth Oil & Gas Company Limited from 1995 to 2000 during which time he co-negotiated the first onshore exploration, development and production sharing agreement in the Republic of Azerbaijan. During this period of time, Commonwealth's parent company was successful in raising equity financing of over $17 million. From 2000 to the present, Mr. Smith has worked with Texas T Resources Inc. and Nostra Terra (Overseas) Ltd. in the positions of director/president and manager respectively. Mr. Smith's chief responsibilities with these companies has been to co-ordinate the exploration, development and production of hydrocarbons by consulting geologists and geophysicists.


Keith Ebert has been a director of our company since October 30, 1999. Mr. Ebert devotes his time on an as needed basis which he expects to be approximately five hours per month. During the calendar year ended December 31, 2000, Mr. Ebert dedicated approximately 100 hours to the business of operating our company. Mr. Ebert is also a director and officer of Cascadia Capital Corporation which is a reporting company. Mr. Ebert acts as a contract consultant to other companies who pay Mr. Ebert for his services. Mr. Ebert's consulting obligations take up the majority of Mr. Ebert's working hours.


Mr. Ebert is a qualified Mechanical Engineer BA Sc., MECH (UBC) (1987). For the three years preceding the date of this registration statement, Mr. Ebert has been self employed managing his investment portfolio and doing corporate finance consulting work. Mr. Ebert worked for Marleau, Lemire Securities Inc. from February, 1993 to July, 1995 as manager of North American West Coast institutional sales. Mr. Ebert worked for C.M. Oliver & Co. Ltd. from July, 1995 to May, 1997 as manager of North American West Coast institutional sales. Marleau, Lemire Securities Inc. and C.M. Oliver & Co. Ltd. were broker dealers registered by the Investment Dealers Association of Canada. Mr. Ebert has diverse corporate finance experience across a broad spectrum of industries ranging from technology to resource. In addition to being a qualified mechanical engineer, Mr. Ebert has passed the Canadian Investment Dealers Association's branch manager's exam and partners, directors and officers' exam. Mr. Ebert acted as branch manager of C.M. Oliver & Co. Ltd. in London, England from October, 1995 to January, 1997.

Conflicts of Interest
---------------------

Our officers and directors may in the future become shareholders, officers or directors of other exploration and development companies. Accordingly, direct conflicts of interest may arise in the future with respect to individuals acting on our behalf and on behalf of other companies. We do not have a right of first refusal to opportunities that come to management's attention.

ITEM 6.  EXECUTIVE COMPENSATION
-------------------------------


Mr. Ebert was given 2,250,000 shares of our company at a deemed price of $0.001 per share in consideration for his services in organizing and managing our initial corporate efforts and for acting as officer and director. Mr. Ebert purchased an additional 250,000 shares for cash at $0.001 per share.


No other compensation has been awarded to, earned by or paid to our officers and/or directors since our inception. Management has agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until we have generated revenues from operations. As of the date of this registration statement, we have no funds available to pay officers or directors. Further, our officers and director are not accruing any compensation pursuant to any agreement with us.



------------------------------------------------------------------------------------------------------------------------
                           SUMMARY COMPENSATION TABLE
---------------------------------------------------------------------- -------------------------------------- ----------
                                                                              Long Term Compensation
-------------------------------- ------------------------------------- -------------------------- ----------- ----------
                                         Annual Compensation                    Awards            Payouts
-------------------------------- ------------------------------------- -------------------------- ----------- ----------
          (a)             (b)        (c)         (d)          (e)          (f)          (g)          (h)         (i)
------------------------ ------- ------------ ----------- ------------ ------------ ------------- ----------- ----------
                                                             Other                                               All
                                                            Annual     Restricted    Securities                 Other
  Name and Principle                                         Comp-        Stock      Underlying      LTIP       Comp-
       Position                    Salary       Bonus      ensation     Award(s)    Option/SARs    Payouts    ensation
                          Year       ($)         ($)          ($)          ($)          (#)          ($)         ($)
------------------------ ------- ------------ ----------- ------------ ------------ ------------- ----------- ----------
Keith A. Ebert,          1999/      $0.00       $0.00      $2,250.00      $0.00          0          $0.00       $0.00
Director                 2000
------------------------ ------- ------------ ----------- ------------ ------------ ------------- ----------- ----------
N. Desmond Smith,        2001       $0.00       $0.00        $0.00        $0.00          0          $0.00       $0.00
President, C.F.O. and
Secretary
------------------------ ------- ------------ ----------- ------------ ------------ ------------- ----------- ----------


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
-------------------------------------------------------

We issued 2,250,000 common shares at a deemed price of $0.001 per share to Mr. Keith Ebert on November 1, 1999. Mr. Ebert was issued these shares in consideration for his services in organizing our company, acting as a director and officer and building our business plan. Mr. Ebert is a former officer who now serves only as a director.


On February 14, 2001, we issued Mr. N. Desmond Smith 100,000 common shares at a deemed price of $0.50 per share in consideration for our 2% gross overriding royalty on Edgerton "27". The deemed value of this acquisition was $50,000. This acquisition was done at arm's length. Mr. Smith was subsequently appointed President, C.F.O. and Secretary of our company on March 23, 2001.


ITEM 8.  DESCRIPTION OF SECURITIES
----------------------------------

Our authorized capital stock consists of 100,000,000 shares, of common stock, par value $.0001 per share. There are 4,900,000 shares of common stock issued and outstanding as of the date of this registration statement.

Common Stock
------------

All shares of common stock have equal voting rights and are entitled to one vote per share in all matters to be voted upon by shareholders. Our shares have no pre-emptive, subscription, conversion or redemption rights and may be issued only as fully paid and non-assessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of our issued shares represented at any meeting where a quorum is present will be able to elect the entire Board of Directors. In that event, the holders of the remaining shares of common stock will not be able to elect any directors. In the event of liquidation, each shareholder is entitled to receive a proportionate share of our assets available for distribution to shareholders after the payment of liabilities and after distribution of preferred amounts. All shares of our common stock issued and outstanding are fully paid and non-assessable. Holders of stock are entitled to share pro rata in dividends and distributions with respect to the common stock out of funds legally available for that purpose.

There are no outstanding options or warrants to acquire our shares. 200,000 of our 4,900,000 issued shares are restricted securities as that term is defined in the Securities Act.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
-------------------------------------------------------------------------------

There is no trading market for our common stock. There has been no trading market to date. Management has not discussed market making with any market maker or broker dealer. We cannot guarantee that a trading market will ever develop or if a market does develop, that it will continue.

Market Price
------------

Our common stock is not quoted at the present time. The Securities and Exchange Commission has adopted a rule that established the definition of a "penny stock," as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

* that a broker or dealer approve a person's account for transactions in penny stocks; and
* the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must

* obtain financial information and investment experience and objectives of the person; and
* make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule relating to the penny stock market, which, in highlight form,

* sets forth the basis on which the broker or dealer made the suitability determination; and

* that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.


The Securities and Exchange Commission and National Association of Securities Dealers have adopted the position that securities of blank check companies issued to affiliates and non-affiliates are ineligible for resale under Rule 144 unless those previously issued securities have been qualified by a registration statement. At the date of issuance of our initial 4,700,000 common shares, we were deemed to be a blank check company because we had not adopted a definitive business plan. Accordingly, those 4,700,000 common shares will not be eligible for resale until they have been qualified by a registration statement.


In general, under Rule 144, a person who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding common shares or the average weekly trading volume during the four calendar weeks before such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of our company.

Holders
-------

There are forty seven holders of our common stock.

Dividends
---------

We have not paid any dividends to date, and have no plans to do so in the immediate future.

Transfer Agent
--------------

We do not have a transfer agent at this time.

ITEM 2.  LEGAL PROCEEDINGS
--------------------------

We are not a party to any legal proceedings.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
------------------------------------------------------

We have no changes in or disagreements with our accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES
------------------------------------------------


On November 1, 1999, we issued 2,450,000 common shares at $0.001 per share to 45 subscribers under Regulation S. We received cash consideration of $2,450 for these shares. None of the offerees or purchasers are U.S. persons as defined in Rule 902(k) of Regulation S, and no sales efforts were conducted in the U.S., in accordance with Rule 903(c). Subscribers to the offering acknowledge that the securities purchased must come to rest outside the U.S., and the certificates contain a legend restricting the sale of such securities until the Regulation S holding period is satisfied in accordance with Rule 903(b)(3)(iii)(A).


We issued 2,250,000 common shares at a deemed price of $0.001 per share to Mr. Keith Ebert on November 1, 1999. Mr. Ebert was issued these shares in consideration for his services in organizing the Company, acting as officer and director and building our business plan. The value of the services rendered is $2,250. We relied on the exemption contained in Regulation S of the Securities Act of 1933.


On February 14, 2001, we issued 100,000 common shares at $0.50 per share to one subscriber under Regulation S. The purchaser is not a U.S. person as defined in Rule 902(k) of Regulation S, and no sales efforts were conducted in the U.S., in accordance with Rule 903(c). The subscribers to the offering acknowledged that the securities purchased must come to rest outside the U.S., and the certificates contain a legend restricting the sale of such securities until the Regulation S holding period is satisfied in accordance with Rule 903(b)(3)(iii)(A).

On February 14, 2001, we issued Mr. N. Desmond Smith 100,000 common shares under Regulation S of the Securities Act of 1933 in consideration for our 2% royalty in Edgerton "27". These shares were issued at a deemed price of $0.50 for a total value of $50,000. The purchaser is not a U.S. person as defined in Rule 902(k) of Regulation S, and no sales efforts were conducted in the U.S., in accordance with Rule 903(c). The subscriber to the offering acknowledged that the securities purchased must come to rest outside the U.S., and the certificates contain a legend restricting the sale of such securities until the Regulation S holding period is satisfied in accordance with Rule 903(b)(3)(iii)(A).

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
--------------------------------------------------

Article VI of our Bylaws states certain indemnification rights. Our Bylaws provide that we possess and may exercise powers of indemnification for officers, directors, employees, agents and other persons. Our Board of Directors is authorized and empowered to exercise all of our powers of indemnification, without shareholder action. Our assets could be used to satisfy any liabilities subject to indemnification.

                           PART - FINANCIAL STATEMENTS















                          LIONS GATE INVESTMENT LIMITED
                          (A DEVELOPMENT STAGE COMPANY)


                              FINANCIAL STATEMENTS
                           (EXPRESSED IN U.S. DOLLARS)


                                FEBRUARY 28, 2001


 DAVIDSON & COMPANY      Chartered Accountants          A Partnership of Incorporated Professionals





                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Stockholders of Lions Gate Investment Limited
(A Development Stage Company)


We have audited the balance sheets of Lions Gate Investment Limited (A Development Stage Company) as at February 28, 2001 and February 29, 2000 and the related statements of operations, stockholders' equity and cash flows for the year ended February 28, 2001, the period from incorporation on October 29, 1999 to February 29, 2000 and the period from incorporation on October 29, 1999 to February 28, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2001 and February 29, 2000 and the results of its operations and its cash flows for the year ended February 28, 2001, the period from incorporation on October 29, 1999 to February 29, 2000 and the period from incorporation on October 29, 1999 to February 28, 2001 in accordance with United States generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of the uncertainty.


                                                            "DAVIDSON & COMPANY"
                                                              DAVIDSON & COMPANY

Vancouver, Canada                                          Chartered Accountants


March 7, 2001
(except as to Note 3
which is as of June 14, 2001)

                          A MEMBER OF SC INTERNATIONAL
                          ----------------------------
            Suite 1200, Stock Exchange Tower, 609 Granville Street,
         P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
                   TELEPHONE (604) 687-0947 FAX (604) 687-6172

LIONS GATE INVESTMENT LIMITED
(A Development Stage Company)
BALANCE SHEETS
(Expressed in U.S. dollars)

============================================================================================== =============== ================

                                                                                                 February 28,     February 29,
                                                                                                         2001             2000
---------------------------------------------------------------------------------------------- --------------- ----------------


ASSETS

CURRENT
    Cash                                                                                       $       50,899  $         2,487

ROYALTY INTEREST (Note 4)                                                                              50,000               -
                                                                                               --------------  --------------

                                                                                               $      100,899  $         2,487
============================================================================================== =============== ================



LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT
         Accounts payable and accrued liabilities                                              $        2,500  $         1,500
                                                                                               --------------  ---------------


STOCKHOLDERS' EQUITY
    Capital stock (Note 5)
       Authorized
             100,000,000  common shares with a par value of $0.0001
       Issued
               4,900,000  common shares                                                                   490              470

    Additional paid-in capital                                                                        104,210            4,230

    Deficit accumulated during the development stage                                                   (6,301)          (3,713)
                                                                                               --------------  ---------------

                                                                                                       98,399              987
                                                                                               --------------  ---------------

                                                                                               $      100,899  $         2,487
============================================================================================== =============== ================



ON BEHALF OF THE BOARD:



/s/ Keith Ebert                               Director
---------------------------------------------
Keith Ebert




    The accompanying notes are an integral part of these financial statements

LIONS GATE INVESTMENT LIMITED
(A Development Stage Company)
STATEMENTS OF OPERATIONS
(Expressed in U.S. dollars)

============================================================================ ================ =============== ================

                                                                                 Period From                      Period From
                                                                               Incorporation                    Incorporation
                                                                                          on                               on
                                                                                 October 29,                      October 29,
                                                                                     1999 to      Year Ended          1999 to
                                                                                February 28,    February 28,     February 29,
                                                                                        2001            2001             2000
---------------------------------------------------------------------------- ---------------- --------------- ----------------


EXPENSES
         Office and miscellaneous                                            $         3,301  $        1,088  $         2,213
         Professional fees                                                             3,000           1,500            1,500
                                                                             ---------------  --------------  ---------------

LOSS FOR THE PERIOD                                                          $        (6,301) $       (2,588) $        (3,713)
============================================================================ ================ =============== ================


BASIC AND DILUTED LOSS PER SHARE                                                              $        (0.01) $        (0.01)
============================================================================ ================ =============== ================


WEIGHTED AVERAGE SHARES ISSUED                                                                     4,707,672        4,700,000
============================================================================ ================ =============== ================








    The accompanying notes are an integral part of these financial statements

LIONS GATE INVESTMENT LIMITED
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
(Expressed in U.S. dollars)



============================================================================= ================ =============== ================

                                                                                  Period From                      Period From
                                                                                Incorporation                    Incorporation
                                                                                           on                               on
                                                                                  October 29,                      October 29,
                                                                                      1999 to      Year Ended          1999 to
                                                                                 February 28,    February 28,     February 29,
                                                                                         2001            2001             2000
----------------------------------------------------------------------------- ---------------- --------------- ----------------


CASH FLOWS FROM OPERATING ACTIVITIES
    Loss for the period                                                       $        (6,301) $       (2,588) $        (3,713)
    Item not affecting cash:
       Common shares issued for services                                                2,250              -             2,250

    Changes in non-cash working capital items:
       Increase in accounts payable and accrued liabilities                             2,500           1,000            1,500
                                                                              ---------------  --------------  ---------------

         Net cash provided by (used in) operating activities                           (1,551)         (1,588)              37
                                                                              ---------------  --------------  ---------------


CASH FLOWS FROM FINANCING ACTIVITIES

         Shares issued for cash                                                        52,450          50,000            2,450
                                                                              ---------------  --------------  ---------------

         Net cash provided by financing activities                                     52,450          50,000            2,450
                                                                              ---------------  --------------  ---------------


CHANGE IN CASH POSITION DURING THE PERIOD                                              50,899          48,412            2,487


CASH POSITION, BEGINNING OF THE PERIOD                                                     -            2,487               -
                                                                              ---------------  --------------  --------------


CASH POSITION, END OF THE PERIOD                                              $        50,899  $       50,899  $         2,487
============================================================================= ================ =============== ================


SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS:
         Cash paid for income taxes                                           $            -   $           -   $            -
         Cash paid for interest                                               $            -   $           -   $            -
============================================================================= ================ =============== ================


SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING,
         AND FINANCING ACTIVITIES:
         Common shares issued for services                                    $         2,250  $           -   $         2,250
         Common shares issued for royalty interest                            $        50,000  $       50,000  $            -
============================================================================= ================ =============== ================



    The accompanying notes are an integral part of these financial statements

LIONS GATE INVESTMENT LIMITED
(A Development Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY
(Expressed in U.S. dollars)


========================================== ================================= =============== ================ ================


                                                                                                     Deficit
                                                                                                 Accumulated
                                                     Common Stock                Additional       During the            Total
                                           ---------------------------------        Paid-in      Development    Stockholders'
                                                    Shares           Amount         Capital            Stage           Equity
------------------------------------------ ---------------- ---------------- --------------- ---------------- ----------------



BALANCE, OCTOBER 29, 1999                              -    $           -    $           -   $           -    $           -

    Common shares issued
       for services                             2,250,000              225            2,025              -             2,250

    Common shares issued for cash               2,450,000              245            2,205              -             2,450

    Loss for the period                                -                -                -           (3,713)          (3,713)
                                           --------------   --------------   --------------  --------------   --------------

BALANCE, FEBRUARY 29, 2000                      4,700,000              470            4,230          (3,713)             987

    Private placement                             100,000               10           49,990              -            50,000

    Acquisition of royalty interest               100,000               10           49,990              -            50,000

    Loss for the year                                  -                -                -           (2,588)          (2,588)
                                           --------------   --------------   --------------  --------------   --------------

BALANCE, FEBRUARY 28, 2001                      4,900,000   $          490   $      104,210  $       (6,301)  $       98,399
========================================== ================ ================ =============== ================ ================





    The accompanying notes are an integral part of these financial statements

LIONS GATE INVESTMENT LIMITED
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in U.S. dollars)
FEBRUARY 28, 2001

================================================================================

1.       ORGANIZATION OF THE COMPANY

         The Company was incorporated on October 29, 1999 under the laws of Nevada to engage in any lawful business or activity for which corporations may be organized under the laws of the State of Nevada. In accordance with Statement of Financial Accounting Standards No. 7 "Accounting and Reporting by Development Stage Companys", the Company is deemed to be in the Development Stage. During the current year, the Company issued 100,000 common shares at an agreed value of $50,000 to acquire a 2% gross overriding royalty interest on oil and gas production.


2.       GOING CONCERN

         The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. The Company's management plans on advancing funds on an as needed basis and in the longer term, deriving cash from revenue from the operations. The Company's ability to continue as a going concern is dependent on these additional management advances, and, ultimately, upon achieving profitable operations.

         =======================================================================

                                                   February 28,    February 29,
                                                           2001            2000
         -----------------------------------------------------------------------

         Deficit                                $        (6,301) $       (3,713)
         Working capital                                 48,399             987
         =======================================================================


3.       SIGNIFICANT ACCOUNTING POLICIES

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.


        AMORTIZATION AND IMPAIRMENT

         Amortization of the costs of the Company's royalty interest will be computed using the units of production method primarily on a separate-property basis using proved reserves as estimated annually by an independent petroleum engineer.

         In accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," the Company recognizes impairment losses for long-lived assets when indicators of impairment are present and the undiscounted cash flows are not sufficient to recover the assets' carrying amount. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. Fair values are based on discounted future cash flows. The Company's royalty interest was reviewed for indicators of impairment resulting in no recognition of impairment provisions for the period ended February 28, 2001.

LIONS GATE INVESTMENT LIMITED
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in U.S. dollars)
FEBRUARY 28, 2001

================================================================================

3.       SIGNIFICANT ACCOUNTING POLICIES (cont'd.....)


         INCOME TAXES

         Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expenses (benefit) result from the net change during the year of deferred tax assets and liabilities.

         Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

         ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

         In September 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. In June 1999, the Financial Accounting Standards Board issued SFAS 137 to defer the effective date of SFAS 133 to fiscal quarters of fiscal years beginning after June 15, 2000. The Company does not anticipate that the adoption of the statement will have a significant impact on its financial statements.

         COMPREHENSIVE INCOME

         The Company has adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income". This statement establishes rules for the reporting of comprehensive income and its components. The adoption of SFAS 130 had no impact on total stockholders' equity as of February 28, 2001.

         STOCK-BASED COMPENSATION

         Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee is required to pay for the stock.

         BASIC LOSS PER SHARE

         In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). Under SFAS 128, basic and diluted earnings per share are to be presented. Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive common shares.

4.       ROYALTY INTEREST

         =======================================================================
                                                   February 28,    February 29,
                                                           2001            2000
         -----------------------------------------------------------------------

         Royalty interest                       $        50,000  $           -
         ======================================================================

LIONS GATE INVESTMENT LIMITED
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Expressed in U.S. dollars)
FEBRUARY 28, 2001

================================================================================


         EDGERTON, ALBERTA

         During the current year, the Company issued 100,000 common shares with an agreed value of $50,000 to acquire a 2% gross overriding royalty interest over certain petroleum producing lands in the Province of Alberta, Canada known as Edgerton "27", TWP 42, RGE 3, W4M, Section 27 granted by Harbour Petroleum Company Limited. All royalty payments due under the Royalty Agreement shall accrue to the Company commencing March 1, 2001.


5.       CAPITAL STOCK

         On November 1, 1999, the Company issued 2,450,000 of its common shares for proceeds of $2,450 and issued 2,250,000 of its common shares at an agreed value of $2,250 for services rendered.

         On February 14, 2001, the Company completed a private placement of 100,000 common shares for proceeds of $50,000.

         On February 14, 2001, the Company issued 100,000 common shares with a par value of $0.0001 for an agreed value of $50,000 for acquisition of a royalty interest (Note 4).


6.       RELATED PARTY TRANSACTION

         During the year ended February 29, 2000, the Company issued 2,250,000 common shares at an agreed value of $2,250 to a director of the Company in exchange for services rendered.


7.       INCOME TAXES

         For income tax purposes, the Company has a net operating loss carryforward ("NOL") at February 28, 2001 of approximately $6,300 expiring in 2018 if not offset against future federal taxable income. There may be certain limitations as to the future annual use of the NOLs due to certain changes in the Company's ownership.

         The Company has deferred tax assets of approximately $2,016 at February 28, 2001, resulting primarily from net operating loss carryforwards. The deferred tax assets have been fully offset by a valuation allowance resulting from the uncertainty surrounding their future realization.


8.       FINANCIAL INSTRUMENTS

         The Company's financial instruments consist of cash, accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS
--------------------------

The following exhibits are filed with this Form 10-SB:


ASSIGNED
NUMBER                  DESCRIPTION
------                  -----------

3.1*                    Articles of Incorporation
3.2*                    By-Laws
10.1                    Assignment Agreement
10.2*                   Overriding Royalty Agreement
23.1*                   Consent of Davidson & Company


*        Previously filed.


                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    LIONS GATE INVESTMENT LIMITED



Date:    July 3, 2001               By:      /s/N. Desmond Smith
                                             -----------------------------------
                                             N. Desmond Smith,
                                             President, C.F.O. and Secretary